Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 6, 2017

Relating to Preliminary Prospectus dated September 18, 2017

Registration Statement No. 333-220303

RESTORATION ROBOTICS, INC.

FREE WRITING PROSPECTUS

This free writing prospectus relates to the initial public offering of the common stock of Restoration Robotics, Inc. and should be read together with the preliminary prospectus dated September 18, 2017 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-220303) relating to these securities. The most recent amendment to such Registration Statement that includes the Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1409269/000119312517286792/d412930ds1a.htm .

References to “Restoration Robotics,” “RR,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

The following has been added to the disclosure in the Preliminary Prospectus under the heading “PROSPECTUS SUMMARY—Recent Developments”:

Preliminary Third Quarter 2017 Operating Results

Our consolidated financial statements for the quarter ended September 30, 2017 are not yet available. The following expectations regarding our results for this quarterly period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to this data.

Our revenue, net for the three months ended September 30, 2017 is expected to be between $4.0 million and $4.2 million, compared to $3.7 million for the three months ended September 30, 2016 representing an increase of approximately 9% to 14%. For the nine months ended September 30, 2017, revenue, net is expected to be between $15.3 million and $15.5 million, compared to $10.4 million for the nine months ended September 30, 2016 representing an increase of approximately 47% to 49%.

•	We sold 35 ARTAS Systems during the nine months ended September 30, 2017 as compared to 18 ARTAS Systems during the nine months ended September 30, 2016.

•	The average sales price of the ARTAS System for the nine months ended September 30, 2017 was substantially the same as the average sales price for the nine months ended September 30, 2016; however, during the second and third quarters of 2017, we recorded an aggregate of $0.6 million in revenue related to system upgrades.

•	We have historically experienced a seasonal effect during the third quarter relative to other quarters due to general slowing in capital equipment purchases and procedures performed. In addition, during the three months ended September 30, 2017, we believe this seasonal effect was amplified as a result of the natural disasters related to the hurricanes in Texas, the Southern U.S. and Puerto Rico, as well as the earthquakes in Mexico.

•	As of September 30, 2017, we have sold 90 ARTAS Systems in the U.S. and 151 internationally.

Our gross margin for the three months ended September 30, 2017 is expected to be between 41% and 43%, compared to 35% for the three months ended September 30, 2016. For the nine months ended September 30, 2017, gross margin is expected to be between 40% and 42%, compared to 30% for the nine months ended September 30, 2016. The increase in gross margin was the result of reduced procedure kit costs and a decrease in customer support spending as we improved our service cost efficiency.

Our total operating expenses for the three months ended September 30, 2017 is expected to be between $6.2 million and $6.4 million, compared to $6.6 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017, total operating expenses are expected to be between $19.7 million and $19.9 million, compared to $18.2 million for the nine months ended September 30, 2016.

Our loss from operations for the three months ended September 30, 2017 is expected to be between $4.4 million and $4.6 million, compared to $5.3 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017, loss from operations is expected to be between $13.3 million and $13.5 million, compared to $15.0 million for the nine months ended September 30, 2016.

As of September 30, 2017, the Company had cash and cash equivalents of $5.8 million.

The foregoing preliminary third quarter 2017 operating results constitute forward looking statements. Actual results may vary materially from the information contained in these forward-looking statements based on a number of factors.

The following has replaced and restated in its entirety the disclosure in the Preliminary Prospectus under the heading “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Factors Affecting our Results of Operations – Procedure Based Fee Growth”:

Revenue Composition and Trends

We derive our revenues from the sale and service of ARTAS Systems and procedure based fees, as follows:

	Year Ended		Six Months Ended
	December 31,		June 30,
	2015	2016	2016	2017
		(in thousands)
Systems	$10,594	$7,193	$2,652	$6,448
Procedure based	5,766	6,927	3,496	3,834
Service related fees	870	1,480	598	982

	$17,230	$15,600	$6,746	$11,264

•	System revenue declined from 2015 to 2016 as a result of a decline in the number of ARTAS Systems sold, and increased in the first six months of 2017 compared to the first six months of 2016 primarily as a result of an increase in the number of ARTAS Systems sold. Unit sales of the ARTAS System have increased recently as a result of the leadership and sales and marketing changes implemented in the second half of 2016.

•	Revenue from procedure based fees increased from 2015 to 2016, and for the first six months of 2017 compared to the first six months of 2016. While procedure based fees increased during 2016 as compared to 2015 and first the six months of 2017 as compared to the first six months of 2016, the total number of procedures performed during these periods did not increase proportionally with the increase in the installed base of ARTAS Systems and we have experienced only a slight increase in the total number of procedures performed period-over-period.

•	Service-related fees increased from 2015 to 2016, and for the first six months of 2017 compared to the first six months of 2016, as our post-warranty installed base of ARTAS Systems increased. We expect service-related fees to grow as our post-warranty installed base grows worldwide.

As commonly experienced in the market for aesthetic procedures, we generally see the highest volume of ARTAS procedures during the fourth quarter, followed by the first quarter with subsequent declines in the second and third quarter, as compared to the respective preceding quarter. Consistent with this general trend, in 2016 and 2017 we experienced declines in total procedure volume from the first quarter to the third quarter in each year.

Historically, the majority of our revenue and our revenue growth has been generated through system sales. While we would expect our procedure based fees to continue to increase as our installed base of ARTAS Systems grows worldwide, the total number of procedures has not increased proportionally with the increase in our installed base and the number of procedures performed tends to vary from quarter-to-quarter. During the twelve months ended December 31, 2016, we sold 32 ARTAS Systems and, during the six months ended June 30, 2017, we sold 27 additional systems representing an aggregate installed base growth of approximately 34% from December 31, 2015, or 174 to 233 systems, yet our procedure based fee for the six months ended June 30, 2017 increased by approximately 10%, or $0.3 million, from the six months ended June 30, 2017. We believe that revenue from procedure based fees has not grown proportionally with the increase in our installed base and varies from quarter-to-quarter due to a number factors, including:

•	physician uptake causing a slow ramp-up to utilizing the ARTAS System, which is particularly evident with physicians who are new to hair restoration procedures or physicians who do not operate a solely hair restoration focused practice who are commonly the profile we are targeting;

•	capacity limitations with the current installed base of ARTAS Systems, which can result in procedure based fees not growing as quickly as system sales, as high performing practitioners are limited in the number of procedures that can be performed in any given period;

•	limited or no utilization of the ARTAS System after purchase as a result of a change in physician preference or practice;

•	the concentration of ARTAS procedures being performed on a limited number of ARTAS Systems leading to volatility between periods if particular high volume practitioners perform a smaller number of procedures in a given period which often happens during the summer period; and

•	the number of procedures performed vary from quarter-to-quarter as the hair restoration industry is characterized by seasonally lower demand during the summer period when both physicians and prospective patients take vacations.

In order to increase the number of procedures performed per ARTAS System unit, and in turn increase revenue from procedure based fees, we have, in connection with the leadership and sales and marketing changes implemented in the second half of 2016, initiated programs to assist certain physicians in marketing efforts, patient education and practice optimization to increase utilization of the ARTAS System. If these efforts are successful, we anticipate that the growth in procedure based fees will increase and that quarterly fluctuations in the number of total procedures performed will be reduced.

Restoration Robotics has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Restoration Robotics has filed with the SEC for more complete information about Restoration Robotics and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request it by calling National Securities Corporation at +1 (800) 742-7730, Roth Capital Partners, LLC at +1 (612) 334-6300 or Craig-Hallum Capital Group LLC at +1 (800) 678-9147.